Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual Meeting of Shareholders May 14, 2026

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual meeting of shareholders of the Company held on May 14, 2026 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes For	Votes Against

1.         Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

a. Amir Adnani	25,742,480	2,287,282
b. David Garofalo	25,778,535	2,251,227
c. David Kong	27,691,503	338,259
d. Gloria Ballesta	27,505,798	523,963
e. Mario Bernardo Garnero	27,757,943	271,818
f. Anna Tudela	27,624,636	405,126

	Votes For	Votes Withheld

2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	56,888,020	982,141

Date: May 14, 2026